PE 4-1-02

02024702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED APR 04 2002 363

For the month of APRIL, 2002

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____________.]

PROCESSED
APR 22 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 2 APRIL 2002 By Luke Thomas
(Signature) *

Spirent plc Notice of the 2002 Annual General Meeting

SPIRENT
Inspired innovation

This document is important and requires your immediate attention.
When considering what action you should take, you are recommended to seek advice immediately from your stockbroker, solicitor, accountant or other professional adviser duly authorised under the Financial Services & Markets Act 2000. If you no longer hold Ordinary shares in Spirent plc, please forward this circular (together with the Annual Report or Annual Review for the year ended 31 December 2001) to the purchaser or transferee, or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Notice of the Annual General Meeting of Spirent plc to be held at 12.00 noon on Thursday, 2 May 2002 is set out in this circular. To be valid for use at the Meeting, the enclosed Form of Proxy should be completed and returned, in accordance with the instructions detailed thereon, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible and, in any event, so as to arrive no later than 12.00 noon on Tuesday, 30 April 2002.

Contents

Letter from the Chairman

20 March 2002

Dear Shareholder,

2002 Annual General Meeting (AGM)
You will find enclosed with this letter a Notice convening the Company's AGM to be held at 12.00 noon on Thursday, 2 May 2002 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. A location map appears on page 5.

The Notice and resolutions which shareholders will be asked to consider and approve are set out on page 2. Explanatory notes on various items of business are set out on page 4.

Remuneration Policy: Resolution 2
The Board is committed to high standards of corporate governance and recognises its accountability to shareholders. Accordingly, and in line with current best practice, the Board considers it appropriate that shareholders be given the opportunity to approve the Company's policy on directors' remuneration as set out in the Report on Directors' Remuneration on page 22 of the 2001 Annual Report and on page 20 of the Annual Review.

Action to be taken
Whether or not you are able to attend the AGM, the directors urge you to complete the reply-paid Form of Proxy enclosed and return it to Lloyds TSB Registrars as soon as possible and, in any event, so as to arrive no later than 12.00 noon on Tuesday, 30 April 2002. Completion and return of the Form of Proxy will not preclude you from attending and voting in person (in substitution for your proxy vote) should you subsequently decide to do so. If you have any issues of concern arising from the business proposed to be conducted at the Meeting, please do not hesitate to write to me at the address set out below or to e-mail me at plc@spirent.com.

A summary of the business transacted, including any questions raised and answers given and a final proxy count statement, will be available on request from Lloyds TSB Registrars after the Meeting.

Recommendation
The Board believes that the proposed resolutions set out in the Notice of Meeting are in the best interests of the Company and its shareholders as a whole. Accordingly, your directors recommend you to vote in favour of each resolution, as they intend to do in respect of their own beneficial holdings.

Yours truly

George W Sarney
Chairman

Spirent plc
Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom

Telephone +44 (0)1293 767676
Fax +44 (0)1293 767677
www.spirent.com

Registered in England Number 470893
Registered at the above office

Notice of the 2002 Annual General Meeting

Notice of Annual General Meeting
Notice is hereby given that the 53rd Annual General Meeting of Spirent plc will be held at 12.00 noon on Thursday, 2 May 2002 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

The following routine and special business will be transacted at the Meeting of which items 1 to 8 and 11 will each be proposed as an Ordinary Resolution requiring no less than a simple majority of votes cast in favour for the resolution to be passed. Items 9 and 10 will each be proposed as a Special Resolution requiring no less than a 75 per cent majority of votes to be cast in favour for the resolution to be passed.

Routine Business
Directors' Report and Accounts
1. To receive the Directors' Report and the Company's audited statement of accounts for the year ended 31 December 2001.

Remuneration Policy
2. That the Remuneration Policy as set out on page 22 and also on page 20 of the Annual Report and the Annual Review for the year ended 31 December respectively, be and is hereby approved.

Declaration of dividend
3. To declare a final dividend of 3.00 pence for each Ordinary share.

Election of director
4. To elect as a director Mr M E Chung who seeks election having been appointed to the Board since the last Annual General Meeting.

Re-election of directors
5. To re-elect as a director Mr M Beresford who retires by rotation.

6. To re-elect as a director Mr E G Hutchinson who retires by rotation.

Re-appointment of auditors
7. To re-appoint Ernst & Young LLP as auditors and to authorise the directors to determine their remuneration.

Special Business*
Authority to allot securities
8. That the authority conferred on the directors by paragraph 11(B) of Article 11 of the Company's Articles of Association be renewed for the period ending on the date of the Annual General Meeting in 2003 or on 2 August 2003, whichever is earlier, and for such period the Section 80 Amount shall be £5,554,310.

Authority to disapply pre-emption rights
9. That, conditional upon the passing of Resolution 8 above, the power conferred on the directors by paragraph 11(C) of Article 11 of the Company's Articles of Association be renewed for the period referred to in such Resolution and for such period the Section 89 Amount shall be £1,555,617.

Authority for the Company to make market purchases of its own shares
10. That the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163 of that Act) of Ordinary shares of 3⅓ pence each in the capital of the Company ('Ordinary shares') provided that:

    (i) the maximum number of Ordinary shares hereby authorised to be purchased shall be 46,668,535;

    (ii) the minimum price which may be paid for an Ordinary share shall be 3⅓ pence;

    (iii) the maximum price which may be paid for an Ordinary share shall be an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary share of the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary share is purchased;

    (iv) the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company in 2003 or if earlier 2 August 2003 unless such authority is renewed prior to such time; and

    (v) the Company may make a contract to purchase Ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary shares in pursuance of such contract.

Authority to increase Authorised Share Capital
11. That the authorised Ordinary share capital of the Company be and is hereby increased by £5,000,000 from £36,666,667 to £41,666,667 by the creation of an additional 150,000,000 Ordinary shares of 3⅓ pence each.

*see also page 4.

By order of the Board

Paul Eardley
Secretary

20 March 2002

Registered Office:
Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom

Notes

A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

To be valid, a Form of Proxy (enclosed) must be completed and any power of attorney or other authority under which it is executed (or a duly certified copy thereof) must be lodged with the Company's registrar, (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL) not less than 48 hours before the time appointed for the Meeting or adjourned Meeting at which it is to be used. Completion and return of a Form of Proxy will not preclude a member from personally attending and voting at the Meeting (in substitution for their proxy vote) if they subsequently decide to do so.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the Register of Members of the Company as at 6.00 pm on 30 April 2002 or, if the Meeting is adjourned, on the Company's Register of Members 48 hours before the time fixed for the adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after 6.00 pm on 30 April 2002 or, if the Meeting is adjourned, 48 hours before the time fixed for the adjourned Meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting, notwithstanding any provisions in any enactment, the Company's Articles of Association or other instrument to the contrary.

Brief biographical details of the directors seeking election or re-election are set out on page 14 of the 2001 Annual Report and on page 14 of the 2001 Annual Review respectively.

There will be available for inspection at the Company's Registered Office during normal business hours on any business day and at the place of the Annual General Meeting for at least 15 minutes before the Meeting is held until its conclusion:

(a) copies of the executive directors' service contracts together with all letters of appointment in respect of non-executive directors; and

(b) the statutory register of directors' interests.

Explanatory Notes: Resolutions 8 to 11

Resolutions 8 & 9: Authority to allot securities and disapply pre-emption rights
The purpose of these resolutions is to renew for a further period until the conclusion of the Annual General Meeting in 2003 or 2 August 2003, if earlier, the authorities given at last year's Annual General Meeting and contained in the Company's Articles of Association, pursuant to Sections 80 and 89 of the Companies Act 1985.

Resolution 8 will renew the directors' authority to allot relevant securities up to an aggregate nominal amount of £5,554,310 representing 166,629,308 Ordinary shares of 3⅓ pence each (being 17.8 per cent of the Company's current issued share capital).

Resolution 9 renews the directors' authority to issue shares for cash, either by way of a rights issue or to persons other than existing shareholders on a pre-emptive basis, provided that any issue for cash to such persons shall not exceed 46,668,535 Ordinary shares of 3⅓ pence each (being 5 per cent of the Company's current issued share capital).

Although the directors have no present intention of making use of the authorities sought, they wish to retain the opportunity to act quickly and allot relevant securities within these limits if they consider it in the interests of the Company to do so. In any event, no issue will be made which would effectively alter the control of the Company without the prior approval of shareholders in general meeting.

Resolution 10: Authority for the Company to make market purchases of its own Shares
Section 162 of the Companies Act 1985 permits a company to purchase its own shares provided it is authorised to do so by its Articles of Association and the purchase has been authorised by shareholders in general meeting. Your directors consider that there may be occasions when it would be desirable for the Company to purchase its own shares in the market for cancellation.

Article 8 of the Company's Articles of Association already provides the appropriate authority for the Company to purchase its own shares and the purpose of this resolution is to renew for a further period until the conclusion of the Annual General Meeting in 2003 (or 2 August 2003, if earlier) the authority for the Company to make purchases of up to 46,668,535 Ordinary shares of 3⅓ pence each in the market (being 5 per cent of the Company's current issued share capital).

This proposal should not be taken as an indication that the Company will purchase its shares at any particular price, or at all, or to imply any opinion on the part of your directors as to the market or other value of the Company's Ordinary shares. Your directors will only exercise the power to effect the purchase by the Company of its own shares at price levels and in circumstances which they consider to be in the interests of the Company, after taking account of its other investment opportunities and overall financial position, and which, in particular, would lead to a beneficial impact on the earnings per share of the remaining issued Ordinary shares. In any event, no purchase will be made which would effectively alter the control of the Company without the prior approval of shareholders in general meeting.

The total number of employee options and purchase rights to subscribe for equity shares currently outstanding (including acquisition related schemes) is approximately 113 million. This represents about 12 per cent of the issued share capital. If the Company bought back the maximum number of shares permitted pursuant to the passing of this Resolution then the total number of options and purchase rights outstanding would represent 12.7 per cent of the issued share capital as reduced following those repurchases. The Company has no outstanding warrants.

Resolution 11: Authority to Increase the Authorised Share Capital
The purpose of this resolution is to ask shareholders to approve an increase in the authorised Ordinary share capital of the Company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for future business development, if they arise in the future. The increase represents approximately 14 per cent and 16 per cent of the current authorised and issued Ordinary share capital respectively.

If this resolution is passed, there will be approximately 204 million Ordinary shares of 3⅓ pence each unissued after allowing for 113 million Ordinary shares in respect of employee options and purchase rights (including acquisition related schemes) to subscribe for new equity shares.

How to find the AGM venue

The Company's Annual General Meeting will be held at 12.00 noon on Thursday, 2 May 2002 at The Lincoln Centre, 18 Lincoln's Inn Fields, Holborn, London WC2A 3ED.

There are two public car parks located close by at Lincoln's Inn and Bloomsbury Square. Nearby underground connections are at Holborn and Chancery Lane. The closest rail connections are at Charing Cross and Waterloo.


Chancery Lane
High Holborn
Holborn
Whetstone Pk.
18
Lincoln's Inn
Fields
Chancery Lane
Remnant St.
Parker Street
Gt. Queen Street
Kingsway
Serle St.
Sardinia St.
Portugal St.
Carey Street
Fleet St.
Aldwych
Strand
Aldwych
0
250
500 Metres